Exhibit 99.2

[Letterhead]

March 30, 2021

Dear Unit Holder of Kiewit Royalty Trust (the Trust),

As we all know, 2020 was a challenging year for many of us after the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic in March 2020. Even before the pandemic, the coal industry in the United States was struggling with decreased demand, low natural gas prices, and policy shifts toward clean energy. COVID-19 had additional negative impacts coal mines, resulting in shutdowns and fewer tons of coal being produced. The struggles of the coal industry, together with recent issues with the Decker Mine, has significantly impacted the Trust and presented an uncertain future for it. We are writing to update you with respect to our concern that the Trust may not receive sufficient royalty income to continue operating.

In recent years, the Trust has received royalty payments from two mines – the Decker Mine and the Spring Creek Mine. The Decker Mine is in the northwest of the Powder River Basin, which is located in Big Horn County, Montana, approximately 20 miles north of Sheridan, Wyoming. The Trust owns overriding royalty interests in six leases at the Decker Mine. The Decker Mine is solely owned and operated by Lighthouse Resources Inc. (Lighthouse). Lighthouse filed for Chapter 11 bankruptcy, in the United States Bankruptcy Court for the District of Delaware (Case No. 20-13056(JTD)) in December 2020, and announced that it would be substantially reducing its operations and workforce at the mine. However, abruptly in March 2021, the Decker Mine ceased operations. Due to the pending bankruptcy case, the status of the Trust’s royalty interests is currently unknown. The Trust is, and intends to continue, monitoring the bankruptcy filings, but at this time, it is unknown whether the Trust will receive additional royalties from this mine in the future due to various factors, including the recent bankruptcy filing, the financial struggles of the coal operator, the cessation of mining activities in the applicable mines, and the reduced demand for coal. In 2019 and 2020, the Trust received nearly of all of its income from the Decker Mine.

The other mine from which the Trust receives royalty payments is the Spring Creek Mine. That Mine is operated by Spring Creek Coal Company and is located in Big Horn County, Montana, approximately 25 miles north of Sheridan, Wyoming and owned by Cloud Peak Energy. The Trust owns an overriding royalty interest in one lease at the Spring Creek Mine. In 2019 and 2020, the Trust received only $10,000 in each of those years from the Spring Creek Mine. It is unknown whether the Trust will receive additional royalties from this mine in the future due to various factors, including the financial struggles of the coal operator, the lack of mining activities in the applicable mines, and the general depletion of coal.

In addition to the Decker and Spring Creek Mines, the Trust also owns rights in a lease in the Black Butte Mine in Sweetwater County, Wyoming. Such mine is not producing but is active. This Mine has not provided any income to the Trust for many years, if at all.

As of the date of this letter, the Trust has only received $97,261 during fiscal year 2021. This royalty payment was anticipated to be paid to the Trust in the fourth quarter of 2020; however, due to the pending bankruptcy of Lighthouse, there was a delay in the payment as such payment was required to be approved by the bankruptcy court. The Decker Mine has been the only meaningful source of revenue for the Trust for the past several years. Without any royalty income from the Decker Mine, the Trust may not have sufficient funding in order to continue to operate. The Trust’s continuation as a going concern is dependent upon continued mining activities and receipt of timely royalty payments from the mines, especially the Decker Mine. Because of the Trust’s limited source of revenues, the recent bankruptcy of the Decker Mine raises substantial doubt about the Trust’s ability to continue as a going concern. Other than the royalty payments from the mines, the Trust does not have any other established source of revenues sufficient to cover its operating costs. As a result, the Trust may not have sufficient cash on hand to meet its obligations as they become due within one year. These conditions, among others, raise substantial doubt about the Trust’s ability to continue as a going concern.

Because of these recent events, the Trust has taken, or intends to take, the following actions:

1.             Monitor and Participate in the Lighthouse Bankruptcy Court Proceedings. As an unsecured creditor in the bankruptcy court proceedings, the Trust has filed a proof of claim in the bankruptcy court for the royalty income from Decker Mine and will continue to monitor these proceedings. At this point, the Trust believes that any future recovery as an unsecured creditor will be nominal, if any. Further, the bankruptcy court proceedings will take an extended period of time and likely will not be resolved until 2022.

2.             Suspend Distribution Payments. The Trust intends to temporarily suspend all distribution payments and instead reserve such amounts to cover future expenses. Due to the uncertainty with respect to timing or amount of future royalty payments, the Trust believes such suspension is in its best interests.

3.             Explore the Sale of Trust Assets. The Trust is also exploring various options to monetize the Trust, including the sale or liquidation of the royalty interests, and recently engaged an appraiser to value certain Trust assets. These options are subject to legal approvals and market conditions and due to those factors, may not be successful.

4.             Continue to Evaluate and Monitor Progress. The Trustee is uncertain what value, if any, the Trust may have in the future. Without any royalty income, the Trust will not be able to continue operating and pay its expenses. Because of these factors, the Trust may decide to petition a court to terminate the Trust according to its terms. At this time, the Trust is exploring several options.

There is no assurance that the Trust’s plans can be implemented, and due to a substantial and unexpected decrease in income, the Trust may not be able to continue to operate.

Contact the Trustee via email Kiewit.Royalty@usbank.com with any questions or to further discuss.

Sincerely,

KIEWIT ROYALTY TRUST
By: U.S. Bank National Association in its capacity as Trustee and not in its individual capacity or otherwise

By:	/s/ G. Rosanna Moore
G. Rosanna Moore, Vice President and Trust Advisor